EXHIBIT 11.1

PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES
COMPUTATION OF NET EARNINGS PER SHARE
(UNAUDITED)

(dollars and shares in thousands, except per share)

	13 Weeks Ended		26 Weeks Ended
	July 31, 2004	August 2, 2003	July 31, 2004	August 2, 2003
Diluted Computation:
Net earnings	$3,636	$5,184	$17,464	$19,275
Weighted average common shares outstanding	67,996	68,026	67,961	68,006
Net effect of dilutive stock options and unearned restricted stock based on the treasury stock method	78	41	76	50

Outstanding shares for diluted earnings per share	68,074	68,067	68,037	68,056

Diluted earnings per share	$0.05	$0.08	$0.26	$0.28

Basic Computation:
Net earnings	$3,636	$5,184	$17,464	$19,275
Weighted average common shares outstanding	67,996	68,026	67,961	68,006

Basic earnings per share	$0.05	$0.08	$0.26	$0.28

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share include the effect of conversions of stock options and unearned restricted stock. The calculation of diluted earnings per share for the thirteen-week and twenty-six-week periods ended July 31, 2004, excludes the impact of 7,659,303 and 7,989,902 stock options, respectively, because to include them would be anti-dilutive.